April 12, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Ms. Kathleen Collins
Ms. Kari Jin

Re:	3Com Corporation
Form 10-K for the Fiscal Year Ended June 2, 2006
Filed August 11, 2006
Form 10-Q for the Quarterly Period Ended December 1, 2006
Filed January 9, 2007
File No. 0-12867
Ladies and Gentlemen:
     We refer to Ms. Collins’ letter dated March 19, 2007 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended June 2, 2006 and the Form 10-Q for the quarterly period ended December 1, 2006 of 3Com Corporation (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by April 24, 2007.
     If you have any questions, please do not hesitate to call the undersigned at (508) 323-1101.

Sincerely,
/s/ DONALD M. HALSTED, III
Donald M. Halsted, III
Executive Vice President, Finance and Chief Financial Officer 3Com Corporation